UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                  Form 40-F   ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Tuya Inc. 2023 Hong Kong Annual Report
99.3	Tuya Inc. 2023 Environmental, Social and Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu
Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: April 24, 2024

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